

21001303

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Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-48994

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **January 1, 2020** AND ENDING **December 31, 2020**
                                   MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Northland Securities, Inc**

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

150 South Fifth Street Suite 3300

OFFICIAL USE ONLY
FIRM I.D. NO.

(No. and Street)

Minneapolis	MN	55402
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Dustin Alden   612-851-5982

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Mayer Hoffman McCann P.C.

(Name – *if individual, state last, first, middle name*)

222 South 9th Street, Suite 1000 Minneapolis		MN	55402
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

[✓] Certified Public Accountant
[ ] Public Accountant
[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Randy Nitzsche _____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Northland Securities, Inc _____ , as of December 31 _____ , 20 20 ___ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____

_____
Signature

Chief Executive Officer
_____
Title

_____
Notary Public

This report ** contains (check all applicable boxes):

- [✓] (a) Facing Page.
- [✓] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [✓] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

NORTHLAND SECURITIES, INC.

FINANCIAL STATEMENTS
PURSUANT TO RULE 17a-5 OF THE
SECURITIES EXCHANGE ACT

Years Ended December 31, 2020 and 2019



Mayer Hoffman McCann P.C.

1000 Campbell Mithun Tower, 222 S. Ninth St. ■ Minneapolis, MN 55402
Main: 612.339.7811 ■ Fax: 612.339.9845 ■ www.mhmcpa.com

Report of Independent Registered Public Accounting Firm

To the Board of Directors and
Stockholders of Northland Securities, Inc.

Opinion on the Financial Statements

We have audited the accompanying statements of financial condition of Northland Securities, Inc. ("The Company") as of December 31, 2020 and 2019, and the related notes. In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020 and 2019, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform our audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Northland Securities, Inc. is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

We have served as the Company's auditor since 2002.

Mayer Hoffman McCann P.C.

Minneapolis, Minnesota
March 9, 2021



KRESTON *Member of Kreston International — a global network of independent accounting firms*

NORTHLAND SECURITIES, INC.

STATEMENTS OF FINANCIAL CONDITION

December 31, 2020 and 2019

	2020	2019
ASSETS		
Cash and cash equivalents	$ 3,828,971	$ 2,080,602
Clearing deposit	250,000	250,000
Commissions receivable	25,833,173	6,937,403
Securities inventory	8,081,411	12,958,045
Investment securities	2,381,319	1,231,719
Other receivables	5,294,863	2,722,711
Property and equipment, at cost, less accumulated depreciation	2,371,119	2,544,207
Receivable from affiliates, net of allowance	1,830,283	2,563,944
Income taxes receivable	1,986	3,678
Deferred income taxes	21,480	-
Right-of-use lease asset	2,787,968	2,997,079
Other assets	1,033,734	995,332
TOTAL ASSETS	$ 53,716,307	$ 35,284,720
LIABILITIES		
Accounts payable, trade	$ 584,323	$ 283,534
Accrued expenses	14,618,726	8,452,479
Lease liability	5,200,437	5,637,180
Deferred Payroll taxes	234,121	-
Deferred income taxes	-	62,827
Income taxes payable	829,214	167,000
Securities sold, not yet purchased	3,659,263	2,439,659
Notes Payable	3,092,700	-
TOTAL LIABILITIES	28,218,784	17,042,679
STOCKHOLDER'S EQUITY		
CAPITAL CONTRIBUTED		
Common stock, par value $.01, authorized 1,000,000 shares, issued and outstanding 102,000 shares	1,020	1,020
Additional paid-in capital	14,668,008	14,668,008
TOTAL CAPITAL CONTRIBUTED	14,669,028	14,669,028
RETAINED EARNINGS	10,828,495	3,573,013
TOTAL STOCKHOLDER'S EQUITY	25,497,523	18,242,041
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 53,716,307	$ 35,284,720

NORTHLAND SECURITIES, INC.

NOTES TO THE FINANCIAL STATEMENTS

(1) Organization and nature of business

Northland Securities, Inc. (the Company) is principally engaged in providing securities brokerage, investment banking, and related financial services to individuals, institutions, corporations and municipalities. The Company is a wholly owned subsidiary of Northland Capital Holdings, Inc. (Holdings) and is registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA) and the Municipal Securities Rulemaking Board (MSRB). The Company shares its facilities and certain other operating expenses and personnel with other wholly owned subsidiaries of Holdings including Northland Trust Services, Inc. (Trust), Northland Networks, Inc. and subsidiary (Networks) and Northland Directions, Inc. (Directions). These affiliated companies provide various financial services including consulting, commercial lending, placement agent, and paying agent services to institutional investors, businesses and government agencies.

The Company primarily acts as an introducing broker and dealer of securities with customers in various parts of the United States; however, most customers are located in the upper Midwest area. It clears all transactions for its customers on a fully disclosed basis with a clearing broker or dealer, who carries all the customers' accounts and maintains the related records.

(2) Financial instruments with off-balance sheet risk

Off-balance-sheet credit and market risk – In the normal course of business, the Company's customer activities involve the execution, settlement and financing of various customer securities, options and bond transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer is unable to fulfill its contracted obligations. The Company clears all transactions for its customers on a fully disclosed basis with a clearing broker or dealer (clearing firm), who carries all the customer accounts and maintains the related records. Nonetheless, the Company is liable to the clearing firm for the transactions of its customers.

The Company's customer securities activities are transacted on either a cash or margin basis. The Company seeks to control the risks associated with its customer activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines, requiring the customers to deposit additional collateral, or reduce positions, when necessary.

Credit risk – As an introducing broker and dealer, the Company is engaged in various securities trading and brokerage activities servicing a diverse group of corporations, governments, institutional and individual investors. The Company's exposure to credit risk associated with the nonperformance of these customers in fulfilling their contractual obligations pursuant to securities and options transactions can be directly impacted by volatile trading markets which may impair the customer's ability to satisfy their obligations to the Company. In the normal course of business, the Company also holds securities sold, not yet purchased. This exposes the Company to the risk that it may be unable to reacquire a security to terminate a short position except at a price that is substantially in excess of the price it was originally sold.

(3) <u>Significant accounting policies</u>

Cash and cash equivalents – The Company considers cash in demand deposit accounts and temporary investments purchased with an original maturity of three months or less to be cash equivalents. At December 31, 2020 the Company maintained the majority of its cash and cash equivalents with two financial institutions and balances exceeded Federal Deposit Insurance Corporation limits. The Company periodically evaluates the risk of exceeding insurance levels and may transfer funds as it deems appropriate. The Company has not experienced any losses with regards to balances in excess of insured limits or as a result of other concentrations of credit risk.

Commissions Receivable – Clearing firm receivable includes commissions on trades processed by the clearing firm, which are recorded on a trade date basis. These commissions receivable are paid to the Company as requested.

Receivables - Accounts receivable for fees, reimbursable expenses, and other services are uncollateralized customer obligations due under normal trade terms which require payment within 30 to 90 days from the invoice date depending on the service provided. Past due accounts receivable with invoice dates over the days allowed for collection are not charged interest.

Payments of accounts receivable from customers are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoices.

The carrying amount of accounts receivable may be reduced by a valuation allowance that reflects management's best estimate of the balances that will not be collected. Management's estimate of valuation allowance, if any, are based on accounts receivable balances that exceed 60 days past due and an assessment of the current creditworthiness for these accounts. Management's allowance for doubtful accounts was zero for both years ending December 31, 2020 and 2019.

Securities inventory – Securities consist of bonds, stock and other investments. The Company classifies its investments as trading securities. Firm trading securities are bought and held principally as inventory for the purpose of resale in the near term. Securities inventory and securities sold not yet purchased are measured at fair value with realized and unrealized gains and losses included in revenues from trading income.

Commission income and related expenses for security transactions are recognized on a trade date basis.

Investment securities – Investments consist principally of equity securities (or equity equivalents in the case of warrants) in both private and publicly held companies. Equity securities are primarily obtained in addition to a cash fee from investment banking transactions. Equity positions in publicly held companies which are unrestricted (free to exercise in the case of warrants) are accounted for at fair value. Equity positions in publicly held companies which are restricted and not available to be exercised as of the financial statement date are accounted for at fair value and classified as restricted. Equity securities in privately held companies are classified as restricted investments and are accounted for at managements best estimation of fair value. Changes in fair value, including realized and unrealized gains and losses are included in other expense.

Property and equipment – Property and equipment are recorded at cost. Expenditures for renewals and betterments are capitalized. Repairs and maintenance are charged to expense. When items are disposed of, the cost and accumulated depreciation are eliminated from the accounts and any gain or loss is reflected in the results of operations.

Depreciation and amortization – Depreciation and amortization are computed on the straight-line method over the following estimated useful lives:

Assets	Useful Lives
Computer software and equipment	3 to 5 years
Furniture and fixtures	3 to 7 years
Leasehold improvements	The lease term

Impairment of long-lived assets – The Company reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to undiscounted future net cash flows expected to be generated by the assets. If these assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets.

Revenue Recognition

Revenue from contracts with customers

Commissions - Revenues from customer transactions, including commissions, are reported on a trade date basis.

Underwriting revenues - Underwriting revenues are recorded when the services have been performed and fees have been earned in accordance with the terms of the engagement. Investment banking revenues include management fees earned from securities offerings in which the company acts as an underwriter or agent and fees earned from providing financial advisory services. The Company may receive securities, stock or warrants of the company, for which services have been performed. The Company classifies securities, stock or warrants received for services as investment securities. The Company recognizes revenue based on the estimated fair value of the securities received. In addition, certain employees receive a portion of the securities received as compensation. These revenues and expenses are included in the statements of operation in the respective captions of commissions and employee compensation and benefits. The subsequent values of the securities held are adjusted to fair value and the changes in value are included in the statements of operations in other income (expense). During 2020 and 2019, the Company recognized $239,000 and $2,230,000, respectively, of noncash investment banking fees and $128,000 and $743,000, respectively, of noncash compensation where securities were received.

The majority of the Company's underwriting fees are considered variable consideration and recognized when it is probable that the variable consideration will not be reversed in a future period. The variable consideration is considered to be constrained until satisfaction of the performance obligation. The Company's performance obligation is generally satisfied at a point in time upon the closing of a strategic transaction, completion of a financing or underwriting arrangement, or some other defined outcome (e.g., providing a fairness opinion). At this time, the Company has transferred control of the promised service and the

customer obtains control. As these arrangements represent a single performance obligation, allocation of the transaction price is not necessary.

Underwriting expenses - All investment banking expenses are recognized as operating expenses.

Fee Income - The Company earns revenue for distribution and related support services performed related to mutual and other funds, fixed and variable annuities and insurance products. Depending on the product sold, the Company may receive an upfront fee for services, a trailing commission, or some combination thereof. Upfront commissions are generally based on a fixed rate applied, as a percentage, to amounts invested or the value of the contract at the time of sale and recognized at the time of sale (or in the case on insurance and annuity products, when the policy is accepted by the carrier). Trailing commissions are generally received monthly or quarterly while our client holds the investment or contract. As these trailing commissions are based on factors outside of our control, including market movement and client behavior (i.e., how long clients hold the investment, insurance policy or annuity contract), such revenue is recognized when it is probable that significant reversal will not occur.

The Company provides advisory services on mergers and acquisitions (M&A). Revenue for advisory arrangements are generally recognized at the point in time that performance under the arrangement is completed (the closing date of the transaction) or the contract is canceled.

Investment advisory fees - Fees earned from providing financial advisory services are recorded when the services have been performed and fees have been earned in accordance with the terms of the engagement. However, for certain contracts, revenue is recognized over time for advisory arrangements in which the performance obligations are simultaneously provided by the Company and consumed by the consumer. In some circumstances significant judgment is needed to determine the timing and measure of progress appropriate for revenue recognition under a given contract. Retainers and other fees received from customers prior to recognizing revenue are reflected as accrued expenses. As of December 31, 2020 and 2019, management considered all such amounts and has determined them to be immaterial.

Other advisory and administrative fees are recorded as earned, with billed but not paid amounts included in receivables.

Other Revenue

The following streams of revenue are not subject to ASC 606 as they do not relate to revenue resulting from contracts with customers.

Trading income - Securities inventories are classified as trading securities. Securities inventory and securities sold not yet purchased are measured at fair value with realized and unrealized gains and losses included in trading income.

Interest and dividend income - Interest and dividend income is generated by securities inventories held by the Company. Income is recognized as earned.

Income taxes – Deferred taxes are provided on a liability method whereby deferred tax assets are recognized for deductible temporary differences and operating loss carry forwards and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment. Income tax expenses, as a percentage of income, differ from statutory rates mainly due to municipal interest income and expenses, which are non-taxable and non-deductible according to IRS regulations, such as portions of meals and entertainment expenses. Deferred taxes result principally from the difference in recognition of investment income and depreciation and amortization for financial statement and tax reporting purposes.

The Company recognizes a liability for uncertain tax matters using a "more likely than not" threshold. Uncertain tax positions are identified and evaluated based on the likelihood that the position will be sustained after scrutiny by the applicable taxing authority.

When tax positions that do not meet the "more likely than not" threshold, a cumulative probability assessment is performed in the aggregate to determine the estimated tax liability for all uncertain tax positions. The Company's policy is to recognize interest and penalties related to uncertain tax positions in the income tax provision. It is reasonably possible that the amount of unrecognized tax benefits will increase during the next 12 months; however, any potential change is not expected to have a material effect on the results of operations or financial position of the Company. The Company does not believe it has any tax positions at December 31, 2020 that would not meet the "more likely than not" threshold for uncertain tax purposes.

Use of estimates – The preparation of financial statements in conformity with generally accepted accounting principles in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Recently issued pronouncements – Pronouncements issued by the FASB or other authoritative accounting standards groups with future effective dates are either not applicable or are not expected to be significant to the Company.

Commitments and contingencies – In the normal course of business, the Company is involved in various legal proceedings. In the opinion of management, any liability resulting from such proceedings would not have a material adverse effect on the Company's financial position, results of operations, or cash flows.

From time to time, the Company will enter into subordinated loan agreements in order to maintain a minimum regulatory net capital ratio on a short term basis. FINRA regulation allows companies to take on such commitments three times per rolling 12 month basis. The Company carried no such commitments as of December 31, 2020 or 2019.

The Company also enters into underwriting commitments in the normal course of business. Transactions relating to any such underwriting commitments, that were open at December 31, 2020 and have subsequently settled, had no material effect on the statement of financial condition.

NORTHLAND SECURITIES, INC.

NOTES TO THE FINANCIAL STATEMENTS

Note payable – On April 23, 2020 the Company entered into a promissory note with BankVista as the lender (the "Lender"), under which the Lender agreed to make a loan to the Company on the principal amount of $3,092,700 under the Paycheck Protection Program offered by the U.S Small Business Administration (SBA) pursuant to the Coronavirus Aid, Relief and Economic Security ("CARES") Act ("PPP Loan").

The interest rate of the PPP Loan is a fixed rate of 1% per annum. Interest is calculated by applying the ratio of the interest rate over a year of 365 days, multiplied by the outstanding principal balance, multiplied by the actual number of days the principal balance is outstanding. The Company is required to make monthly payments commencing on the first day of the first full calendar month following the end of a statutorily defined deferral period (the "Deferral Period"), and such payments shall continue to be due and payable on the first day of each calendar month thereafter until the date that is two years following the funding date (the "Maturity Date"), which is April 24, 2022. Monthly payment amounts are based on repayment of interest accrued during the Deferral Period, interest accruing until and including the Maturity Date, and full amortization of the outstanding principal balance. The PPP loan is recorded as debt.

According to the terms of the PPP Loan all, or a portion of loan under the PPP may be forgiven if certain conditions set forth in the CARES Act and the rules of the SBA are met. In addition, each PPP Note includes events of default, the occurrence and continuation of which would provide the Lender with the right to exercise remedies against the Company, as applicable, including the right to declare the entire unpaid principal balance under the applicable PPP Loan and all accrued unpaid interest immediately due. There can be no assurance that the SBA will forgive all or any part of the PPP Loan, or that it will not assert that the conditions to obtaining such loans were met, in which case the PPP Loan could be subject to acceleration.

Subsequent events policy – Subsequent events have been evaluated through March 09, 2021, which is the date the financial statements were issued.

Risks and uncertainties – The coronavirus disease (COVID-19) pandemic has, and will likely continue to, severely impact global economic conditions, resulting in substantial ongoing volatility in the global financial markets, prolonged levels of relatively high unemployment, and operational challenges such as the implementation of, or reinstitution of, measures to temporarily close businesses, sheltering-in-place directives and continuing remote work protocols. Governments and central banks around the world reacted to the economic crisis caused by the pandemic by implementing stimulus and liquidity programs and cutting interest rates, though it is unclear whether these or future actions will be successful in countering the economic disruption, or whether additional measures will be taken. If the pandemic continues as expected well in to 2021, or if the actions of governments and central banks are unsuccessful or are not extended or maintained, the adverse impact on the global economy could be prolonged or further deepen, and our results of operations and financial condition in the future could be adversely affected.

(4) <u>**Receivable from clearing organization**</u>

Amounts receivable from the Company's clearing firm consist of the following:

	December 31,	
	2020	**2019**
Clearing deposits	$ 250,000	$ 250,000
Commissions receivable	25,833,000	6,937,000
	$ 26,083,000	$ 7,187,000

(5) <u>**Securities inventory and securities sold, not yet purchased**</u>

The following is a summary of the fair value of major categories of securities owned and securities sold, not yet purchased as of December 31, 2020 and 2019.

December 31, 2020	**Securities Inventory**	**Securities Sold, Not Yet Purchased**
Corporate equity securities	$ 53,000	$ -
Municipal bonds	2,286,000	-
Government securities	5,743,000	3,659,000
Total	$ 8,082,000	$ 3,659,000

December 31, 2019	**Securities Inventory**	**Securities Sold, Not Yet Purchased**
Corporate equity securities	$ 60,000	$ -
Municipal bonds	7,576,000	-
Corporate debt securities	1,049,000	-
Government securities	4,273,000	2,440,000
Total	$ 12,958,000	$ 2,440,000

(6) Investment securities

Cost, fair value and aggregate unrealized gains and losses for investment securities at 2020 and 2019 are summarized below:

	Fair Value	Cost	Unrealized Gains	Unrealized Losses
December 31, 2020				
Equities - unrestricted, public	$ 369,000	$ 782,000	$ -	$ 487,000
Equities - restricted, public	1,636,000	2,089,000	-	721,000
Equities - restricted, private	376,000	288,000	89,000	-
Total	$ 2,381,000	$ 3,159,000	$ 89,000	$ 1,208,000
December 31, 2019				
Equities - unrestricted, public	$ 264,000	$ 751,000	$ -	$ 487,000
Equities - restricted, public	679,000	1,400,000	-	721,000
Equities - restricted, private	289,000	289,000	-	-
Total	$ 1,232,000	$ 2,440,000	$ -	$ 1,208,000

(7) Property and equipment

The following is a summary of property and equipment:

	December 31, 2020	December 31, 2019
Cost of owned property and equipment:		
Computer software and equipment	$ 1,929,000	$ 1,894,000
Furniture and fixtures	947,000	995,000
Leasehold improvements	2,219,000	2,219,000
	5,095,000	5,108,000
Less accumulated depreciation	2,724,000	2,564,000
Total property and equipment	$ 2,371,000	$ 2,544,000

The aggregate depreciation and amortization expense were $430,000 and $409,000 for the years ended December 31, 2020 and 2019, respectively. Depreciation expense is included in occupancy on the statements of operations.

(8) Fair value measurements

Fair value measurement definition and hierarchy – ASC Topic 820 establishes a hierarchal disclosure framework, which prioritizes and ranks the level of market price observability used in measuring assets and liabilities at fair value. Market price observability is affected by a number of factors, including the type of investment, the characteristics specific to the investment and the state of the marketplace, including the existence and transparency of transactions between market participants. Assets and liabilities with readily available quoted prices from an orderly market generally will have a higher degree of market price observability and require a lesser degree of judgment used in measuring fair value.

ASC Topic 820 establishes a three-level valuation hierarchy for inputs used in measuring fair value. The guidance requires the most observable inputs be used when available. Observable inputs are inputs that market participants would use in pricing the asset or liability developed based on market data obtained from sources independent of the Company. Unobservable inputs

reflect the Company's perspective on the assumptions market participants would use in pricing the asset or liability developed based on the best information available in the circumstances.

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date. The hierarchy consists of three levels as follows:

Level 1 – quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access at the measurement date (most observable). Valuation adjustments and block discounts are not applied to Level 1 measurements.

Level 2 – observable inputs other than quoted prices for identical assets included within Level 1 (i.e. price quotes for similar assets).

Level 3 – unobservable inputs for the asset or liability to be used in pricing models (i.e. Black-Scholes) or matrix pricing.

The availability of observable inputs can vary by types of assets and liabilities and is affected by a wide variety of factors, including, for example, whether the investment is established in the marketplace, the liquidity of markets and other characteristics particular to the transaction. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised by management in determining fair value is greatest for assets and liabilities categorized in Level 3.

A financial instrument's categorization within the valuation hierarchy is based on the lowest level of input that is significant to the fair value measurement.

NOTES TO THE FINANCIAL STATEMENTS

Fair values of assets and liabilities measured on a recurring basis at December 31, 2020 and 2019 are as follows:

December 31, 2020	Fair Value	(Level 1)	(Level 2)	(Level 3)
Securities owned:				
Corporate equity securities	$ 53,000	$ 53,000	$ -	$ -
Municipal bonds	2,286,000	-	2,286,000	-
Government securities	5,743,000	-	5,743,000	-
Investment securities	2,381,000	848,000	-	1,533,000
Total assets	$ 10,463,000	$ 901,000	$ 8,029,000	$ 1,533,000
Securities sold, not yet purchased:				
Corporate equity securities	$ 151,000	$ 151,000	$ -	$ -
Government Sercurities	3,508,000	-	3,508,000	-
Total liabilities	$ 3,659,000	$ 151,000	$ 3,508,000	$ -

December 31, 2019	Fair Value	(Level 1)	(Level 2)	(Level 3)
Securities owned:				
Corporate equity securities	$ 60,000	$ 60,000	$ -	$ -
Municipal bonds	7,576,000	-	7,576,000	-
Corporate debt securities	1,049,000	-	1,049,000	-
Government securities	4,273,000	-	4,273,000	-
Investment securities	1,232,000	13,000	79,000	1,140,000
Total assets	$ 14,190,000	$ 73,000	$ 12,977,000	$ 1,140,000
Securities sold, not yet purchased:				
Corporate equity securities	$ 943,000	$ 943,000	$ -	$ -
Government securities	1,497,000	-	1,497,000	-
Total liabilities	$ 2,440,000	$ 943,000	$ 1,497,000	$ -

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2020 from those used in 2019.

Corporate equity securities – valued at the closing price reported in the active market the individual security is traded.

Government securities – valued at the closing price reported in the market the individual security is traded.

Municipal bonds, corporate debt securities and certificates of deposit – valued at the closing price reported in the market the individual or similar bond/security is traded. When quoted prices are not available for identical or similar bonds/securities, it is valued using a discounted cash flows approach that maximizes observable inputs, such as current yields of similar investments, but includes adjustments for certain risks that may not be observable, such as credit or liquidity risks.

NORTHLAND SECURITIES, INC.

NOTES TO THE FINANCIAL STATEMENTS

<u>Investment Securities</u> – valued at either the closing price reported in the active market the individual security is traded or using Black-Scholes pricing model, which includes unobservable inputs as discussed below

The carrying value of the Company's cash, cash equivalents, accounts receivable, account payable and accrued expenses approximate fair value because of the short-term maturity of these instruments.

The following table presents a reconciliation of level 3 assets and liabilities that are measured on a recurring basis, using significant unobservable inputs. There was a realized loss of $170,000 as of December 31, 2020 and a realized loss of $33,000 for the year ended December 31, 2019.

	December 31,	
	2020	2019
Beginning Balance	$ 1,140,000	$ 325,000
Total gains or losses (unrealized/realized)		
Included in earnings	(16,000)	(482,000)
Acquired	503,000	1,617,000
Settlements/sales	(94,000)	(320,000)
Ending balance	$ 1,533,000	$ 1,140,000
Change in unrealized gains or losses for the period included in earnings for assets held at the end of reporting date	$ 1,000	$ (449,000)

The assets and liabilities measured using unobservable inputs are predominantly warrants of public companies not traded on the open market received as additional revenue for investment banking services performed. The Company uses the Black-Scholes Option Pricing Model for valuation purposes, which uses a risk-free rate of return, volatility of the underlying security and the expected terms of the warrants as significant inputs, among other factors. An additional discount is taken on restricted investment securities until the restriction period expires.

At December 31, 2020 the remaining estimated warrant terms ranged from 0.42 to 7.59 years, the risk free rate ranged from 0.36% to 0.93% and the volatility rate ranged from 41.4% to 168.9%. At December 31, 2019 the estimated ranges for warrant terms, risk free rate and volatility were 0.02 to 8.65 years, 1.69% to 1.93% and 48% to 176%, respectively. Weighted averages are shown below. A certain number of the Company's warrants are considered to be restricted until the filing of a registration statement or upon satisfying the holding period requirement as stated in SEC Rule 144. These restricted securities are discounted by the Company at a rate between 30% and 50%.

	December 31,	
	2020	2019
Estimated term	2.04	5.12
Risk-free interest rate	0.44	1.81
Volatility rate	56.67	55.75

(9) <u>Income tax expense</u>

The components of the provision for federal and state income taxes are as follows:

	Years Ended December 31,	
	2020	**2019**
Current income taxes		
Federal income taxes	$ 2,141,000	$ 482,000
State and local income taxes	1,160,000	157,000
Total current income tax expense	3,301,000	639,000
Deferred income taxes		
Federal deferred tax	(65,300)	154,000
State and local deferred tax	(18,700)	44,000
Total deferred income tax (benefit) expense	(84,000)	198,000
Total income tax expense	$ 3,217,000	$ 837,000

The components of deferred income taxes included on the statements of financial condition are as follows:

	Years Ended December 31,	
	2020	**2019**
Deferred tax assets:		
Accrued compensation and benefits	$ 325,000	$ 216,000
Warrant valuations	210,000	326,000
Accrued expenses	90,000	27,000
Defered lease liability	83,000	147,000
Depreciation and amortization	34,000	-
Total deferred tax assets	742,000	716,000
Deferred tax liabilities:		
Warrant income	721,000	769,000
Depreciation and amortization	-	10,000
Total deferred tax liabilities	721,000	779,000
Net deferred tax asset/liabilities	$ 21,000	$ (63,000)

The Company files a consolidated tax return with Holdings, Networks, Directions and Trust. The tax expense or benefit is allocated to each of the companies based on each company's proportionate share of the total income of the group. Any taxes currently payable would be due to Holdings. The Company reimbursed Holdings $2,489,000 during the year ended December 31, 2020, for its share of income taxes payable. The Company reimbursed Holdings $469,000 during the year ended December 31, 2019, for its share of taxes payable.

Holdings files tax returns, including returns for its subsidiaries, in the United States federal jurisdiction and in various state jurisdictions. In addition, the Company files separate state tax returns in those jurisdictions where it is required to do so. Uncertain tax positions are related to tax years that remain subject to examination. The Company's federal and state tax returns are generally open for examination for three years after the date of filing, including extensions.

(10) Lease Commitments

The Company conducts its operations in leased facilities. The leases have varying terms expiring through December 2028. The lease agreements provide for monthly rental payments ranging between $500 and $49,000, plus a proportionate share of operating expenses. Rent expensed under these arrangements was $1,556,000 and $1,304,000 for the years ended December 31, 2020 and 2019, respectively.

The Company is obligated under operating leases for office and computer equipment. The leases have varying terms expiring through August 2025. Aggregate payments under these leases amount to $4,000 per month. Rent expensed under these arrangements was $75,000 and $108,000 for the years ended December 31, 2020 and 2019, respectively.

Future minimum lease payments which must be made under non-cancellable lease agreements are:

Years Ending December 31,	Amounts
2021	$ 880,000
2022	914,000
2023	847,000
2024	716,000
2025	690,000
Thereafter	2,090,000
Total undiscounted minimum lease payments	6,137,000
Imputed interest	(937,000)
Total operating lease liabilities	$ 5,200,000
Weighted average remaining lease term	7.34
Weighted average discount rate	4.33%

(11) Customer transactions

The Company does not hold customer funds or securities. Accordingly, the Company is exempt from the requirement to maintain a "Special Reserve Account for the Exclusive Benefit of Customers" under provisions of SEC Rule 15c3-3 based on Paragraph K(2)(ii) of that rule.

(12) Related party transactions

Networks, Trust and Directions are affiliates of the Company through common ownership by Holdings. In addition, the Company handles the payment of all salaries for the related companies. The affiliates reimburse the Company for the direct compensation and other direct costs as incurred and their portion of allocated expenses in accordance with shared service agreements. The Company received affiliate reimbursements totaling $77,000 and $36,000 for the years ending December 31, 2020 and 2019, respectively. The Company may also advance or receive advances from Holdings and Directions on an as needed basis and advances are expected to be repaid.

NORTHLAND SECURITIES, INC.

NOTES TO THE FINANCIAL STATEMENTS

The Company has the following receivables from its affiliates at year end:

	December 31, 2020	December 31, 2019
Networks	$ 22,000	$ 5,000
Trust	3,000	2,000
Directions	227,000	226,000
Holdings	434,000	1,203,000
	$ 686,000	$ 1,436,000

The Company makes advances and loans to various employees during the year. The total amount due from employees at December 31, 2020 and 2019 was $1,144,000 and $1,128,000 respectively and is included in the statements of financial position under the caption "Receivables from affiliates". Employee advances are reported net of management allowance for amounts estimated as either not collectible or forgivable based on the terms of the advance.

(13) **Net capital requirements**

The Company is subject to the Securities and Exchange Commission's uniform net capital rule (Rule 15c 3-1), which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15-to-1. The rule also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2020, the Company had net capital and net capital requirements of $16,959,000 and $1,245,000, respectively. The Company's aggregate indebtedness to net capital ratio was 1.10 to 1.

(14) **Employee benefit plan**

The Company has a contributory 401(k) plan (the Plan) that covers substantially all employees. Employees are eligible to participate in the Plan the first of the month following thirty days of employment. In 2020, the Company chose to make an elective contribution to employees 401(k) in 2021 for approximately $156,000.

(15) Cash flow disclosures

The following is a summary of supplemental cash flow information:

	Years Ended December 31,	
	2020	2019
Cash received: interest	$ 331,000	$ 435,000
Cash paid: interest	$ 44,000	$ 266,000
Cash paid: related party for taxes	$ 2,589,000	$ 469,000
Non-cash investing and financing arrangements:		
Other recieveables settled with investment securities	$ 889,000	$ -
Right-of-use lease asset arising from implementation of ASU 2016-02	$ -	$ 3,637,000
Lease liability arising from implementation of ASU 2016-02	$ -	$ 6,502,000
Accrued expenses reduced due to implementation of ASU 2016-02	$ -	$ 2,865,000
Right-of-use lease asset arising from New lease agreements	$ 328,000	$ -
Lease liability arising from New lease agreements	$ 328,000	$ -